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Roland S. Chase
973.912.7179
rchase@sonnenschein.com

February 18, 2010

VIA EDGAR

Mr. Jim B. Rosenberg Ms. Mary Mast Ms. Tabatha Akins United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4720 100 F Street, N.E. Washington, DC 20549

Re:	PharmAthene, Inc. Form 10-K For the Year Ended December 31, 2008 Form 10-Q For the Quarterly Period Ended September 30, 2009 File No. 001-32587

Dear Mr. Rosenberg, Ms. Mast and Ms. Akins:

By letter dated February 3, 2010, you provided comments on the above-referenced filings of PharmAthene, Inc. (the “Company”).  The Company is currently working on the responses to your comments and expects to submit its response letter via EDGAR on or before February 26, 2010.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned or Jeffrey Baumel of Sonnenschein Nath & Rosenthal LLP, the Company’s outside counsel, at (973) 912-7100.

Sincerely,

/s/ Roland S. Chase

Roland S. Chase
Associate

Cc:	Jordan P. Karp, Esq., Senior Vice President and General Counsel
Charles A. Reinhart III, Senior Vice President and Chief Financial Officer

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